Exhibit 99.1

Old Mutual Insure, South Africa’s Oldest Non-Life Insurer, Selects Sapiens for Complete Data and Analytics Solution

Sapiens’ end-to-end solution will fulfil all of Old Mutual’s business, analytical and regulatory data needs

Holon, Israel, August 8, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the deployment of Sapiens Intelligence by Old Mutual Insure (OMI), South Africa’s oldest insurance company. Sapiens’ solution will provide an enterprise-wide consolidated view of the organization’s data and support its reporting and analytics needs.

Old Mutual Insure has been a Sapiens customer since 2006, a 16-year relationship that began with the implementation of Sapiens Tia Enterprise solution for its core business, followed by the adoption of Sapiens ReinsuranceMaster for its reinsurance business. The addition of Sapiens Intelligence is the natural next step in Old Mutual’s digital transformation strategy with Sapiens.

“We were looking for an enterprise-level data platform with native connectivity to our existing systems, and Sapiens Intelligence was a perfect fit,” said Denver Naidoo, Old Mutual Insure’s Chief Data Officer. “Due to licensing issues with our hosting platform, we requested that Sapiens cut back their normal nine-to-ten-month implementation period down to six or seven months, which they were successfully able to accommodate.”

Sapiens Intelligence has a complete and optimized insurance information hub, integrating all business units and product lines into one unified and consistent organizational view.

“Old Mutual Insure now has access to a wide landscape of heterogenous systems ranging from core applications from Sapiens to third-party external data sources,” explained Roni Al-Dor, Sapiens president and CEO. “The foundational R&D that was done on this project will be brought to bear on other existing Sapiens Tia Enterprise customers, in regions across the globe.”

Sapiens Intelligence enriches processes with model outcome and predictions, optimizing the insurer’s performance – driving cost reduction as well as improving customer experience.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

About Old Mutual Insure

Old Mutual Insure is the oldest insurer in South Africa, tracing its history back more than 177 years. It services personal, commercial and corporate customers across South Africa, as well as in Namibia, Botswana, Zimbabwe, and Nigeria under the Old Mutual brand. Old Mutual Insure is the second largest Insurer in South Africa with a gross written premium over R15.92 million in 2021. As one on the leading companies in southern Africa’s non-life insurance landscape, they are justifiably proud of their tradition of service and quality. For more information visit https://www.oldmutual.co.za/.

Media Contact

Shay Assaraf
Chief of Marketing, Sapiens
Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince
Head of Investor Relations, Sapiens
ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.